Exhibit 2(k)(4)

KKR Credit Advisors (US) LLC

555 California Street

50th Floor

San Francisco, California 94104

As of December 17, 2025

KKR Asset-Based Finance Fund

555 California Street

50th Floor

San Francisco, California 94104

Re: Amended and Restated Expense Limitation and Reimbursement Agreement

Ladies and Gentlemen:

KKR Credit Advisors (US) LLC (the “Adviser”) hereby confirms its agreement as follows in respect of KKR Asset-Based Finance Fund (the “Fund”):

1. Expense Limitation. For the period from the effective date (the “Effective Date”) of that certain Investment Advisory Agreement (the “Advisory Agreement”) between the Fund and the Adviser, through and including, February 28, 2027 (the “Limitation Period”), subject to the terms hereof, the Adviser agrees that, except as provided in Section 2 below, it will waive its investment advisory fees and/or reimburse expenses of the Fund so that certain of the Fund’s expenses (“Specified Expenses”) will not exceed 0.60% of the average daily value of the Fund’s net assets (on an annualized basis) (the “Expense Limitation”). In any month, the Adviser shall reimburse the Fund for Specified Expenses over the Expense Limitation for the fiscal year in which such month occurs by waiving the requisite amount of its monthly investment advisory fees under the Advisory Agreement and/or directly reimbursing the Fund for any additional excess Specified Expenses over such Expense Limitation. For purposes of this letter agreement, the average daily value of the Fund’s net assets will be determined in a manner consistent with the Fund’s Prospectus.

2. Specified Expenses. Specified Expenses mean the Fund’s Other Expenses (as such term is used in the requirements with respect to the Fee Table set forth in Form N-2) other than: (i) the Base Management Fee (as defined in the Prospectus), (ii) the Incentive Fee (as defined in the Prospectus), (iii) the Shareholder Servicing Fee (as defined in the Prospectus), (iv) the Distribution Fee (as defined in the Prospectus), (v) brokerage costs, (vi) dividend/interest payments (including any dividend payments, interest expenses, commitment fees, or other expenses related to any leverage incurred by the Fund), (vii) taxes, and (viii) extraordinary expenses (as determined in the reasonable discretion of the Adviser).

3. Term. This letter agreement will remain in effect throughout the Limitation Period, unless terminated by the Fund’s Board of Trustees upon thirty (30) days written notice to the Adviser. This Agreement may be renewed by the mutual agreement of the Adviser and the Fund for successive terms. Unless so renewed, this Agreement will terminate automatically at the end of the Limitation Period. This Agreement will also terminate automatically upon the termination of the Advisory Agreement unless a new investment advisory agreement with the Adviser (or with an affiliate under common control with the Adviser) becomes effective upon such termination.

4. Excess Expenses. In consideration of the Adviser’s agreement as provided herein, the Fund agrees to repay the amount waived or reimbursed by the Adviser pursuant to this letter agreement, in accordance with Section 1 above, when and if requested by the Adviser, as promptly as possible, on a monthly basis, but only if and to the extent that such waiver or reimbursement does not cause the Fund’s Specified Expenses plus recoupment to exceed 0.60% of the of the average daily value of the Fund’s net assets (or, if a lower expense limit is in effect, such lower limit) within the 36-month period after the Adviser bears the expense (“Excess Expenses”). For the avoidance of doubt, if, within the 36-month period after the Adviser has waived fees and/or reimburses expenses, the Fund has reimbursed the Adviser for any Excess Expenses, the Fund’s Specified Expenses once again exceed the Expense Limitation, the

Adviser shall promptly pay the Fund an amount equal to the lesser of: (i) the amount by which the Specified Expenses exceed the Expense Limitation; and (ii) the amount of reimbursements for Excess Expenses paid by the Fund to the Adviser. Any payment by the Adviser to the Fund pursuant to the foregoing sentence shall be subject to later reimbursement by the Fund in accordance with this Section 4. The Adviser’s and the Fund’s obligations under this Section 4 shall survive termination of this letter agreement. For the avoidance of doubt, any recoupment by the Adviser relating to expenses incurred prior to the Effective Date shall be governed by the expense limitation and reimbursement agreement in effect as of such date.

5. Entire Agreement; Amendment. This letter agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof, and supersedes all prior agreements between the parties hereto relating to the matters contained herein and may not be modified, waived or terminated orally and may only be amended by an agreement in writing signed by the parties hereto.

6. Construction and Forum. This letter agreement shall be governed by the laws of the State of New York, without regard to its conflicts of law principles. Each of the parties hereto irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in New York, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, and each of the parties hereto irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State court or, to the extent permitted by law, in such Federal court.

7. Counterparts. This letter agreement may be executed in any number of separate counterparts, each of which shall be deemed an original, but the several counterparts shall together constitute but one and the same agreement of the parties hereto.

8. Severability. If any one or more of the covenants, agreements, provisions or texts of this letter agreement shall be held invalid, then such covenants, agreements, provisions or terms shall be deemed severable from the remaining covenants, agreements, provisions or terms of this letter agreement and shall in no way affect the validity or enforceability of the other provisions of this letter agreement.

KKR CREDIT ADVISORS (US) LLC

By:	/s/ Noah Greenhill
Name: Noah Greenhill
Title: General Counsel

Accepted and Agreed:

KKR ASSET-BASED FINANCE FUND

By:	/s/ Rudy Pimentel
Name: Rudy Pimentel
Title: President